2829 Townsgate Road
Suite 350
Westlake Village, CA 91361-5693
Main:	805.981.8655
Fax:	805.981.8663

VIA EDGAR AND OVERNIGHT MAIL

July 9, 2012

Sonia Gupta Barros

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             LTC Properties, Inc.

Form 10-K for the year ended December 31, 2011

Filed on February 27, 2012

File No. 001-11314

Dear Ms. Barros:

This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter to LTC Properties, Inc. (“LTC” or the “Company”) dated June 22, 2012.  Set forth below in italics are each of the comments in the Staff’s letter.  Immediately following each of the Staff’s comments is LTC’s response to that comment.  For convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Part I.

Item 1A. Risk Factors, page 19

“We Rely on a Few Major Operators,” page 20

1.                                      We note your response to comment 4 of our letter dated May 25, 2012. In future Exchange Act periodic reports, please revise this risk factor to further highlight the risk by identifying tenants which account for 5% or more of your revenue.

LTC does not believe that identifying operators which account for 5% or more of LTC’s revenues is suitable for inclusion in the risk factor referenced in the Staff’s comment above.  However, in further response to comment 4 of the Staff’s letter dated May 25, 2012, LTC will identify its top ten operators in the Business section of future Annual Reports on Form 10-K.  As reflected in LTC’s response to that prior comment 4, the top ten operators typically include those who account for 5% or more (and even less) of LTC’s revenues.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 32

2.                                      We note your response to comment 7 of our letter dated May 25, 2012 and reissue our prior comment in part. Please disclose same property average rent trends.

As reflected in LTC’s response to comment 7 of the Staff’s letter dated May 25, 2012, nearly every property that LTC owns is 100% leased to a single operator and subject to a triple net lease.  Lease payments by an operator are due to LTC regardless of occupant-based measures such as the rent charged by the operator.  Trends in operators’ same property average rents therefore do not materially impact LTC’s financial condition or results of operations.  In addition, LTC management does not receive data from operators specifying their same property average rents.  Accordingly, LTC does not believe disclosure of same property average rent trends is relevant to its Management’s Discussion and Analysis section.

3.                                      We note your response to comment 8 of our letter dated May 25, 2012. We note that the table that you direct us to on page 34 appears to cover 2011 acquisitions. As such, we respectfully reissue our prior comment. In future Exchange Act periodic reports, please expand your disclosure of your overall leasing activities, including a discussion of the volume of new or renewed leases with average rents or yields, as applicable. Include the impact of tenant improvement costs and leasing commissions.

In the Management’s Discussion and Analysis section of future Exchange Act periodic reports, LTC will expand its disclosure of overall leasing activities, including a discussion of the volume (if any) of new or renewed leases during the period and, to the extent material, any related capital commitments (i.e., tenant improvement costs) and commissions.  Please note that LTC’s properties generally are subject to non-cancelable leases with an initial term of 10 to 15 years.  Upon acquiring a property, LTC discloses in the corresponding Exchange Act periodic report the key financial terms of the acquisition such as purchase price, capital commitment, GAAP yield, and annual escalation.  If an acquired property later becomes subject to a new lease or lease renewal with materially different terms, then LTC will disclose that information in its Exchange Act periodic reports.  During 2011 — aside from the nine acquisitions referenced in the Staff’s comment— there were zero new leases and one lease renewal relating to LTC’s properties.  Given the long-term nature of its leases, the existing disclosure of its acquired properties, and the limited number of its properties subject to new or renewed leases, LTC does not believe that disclosing average rents or yields of new or renewed leases represents information necessary to understanding LTC’s financial condition and results of operations.

If the Staff has any further questions or comments, please do not hesitate to contact me at (805) 981-8655.

Very truly yours,

/s/ Pamela Shelley-Kessler

Pamela Shelley-Kessler
Executive Vice President,
Chief Financial Officer and
Corporate Secretary

cc:  Wendy Simpson, Chief Executive Officer and President of LTC Properties, Inc.

Caroline Chikhale, Vice President, Controller and Treasurer